MEMORANDUM

DATE:	October 11, 2012

TO:	Division of Corporation Finance United States Securities and Exchange Commission

FROM:	Dril-Quip, Inc.

RE:	Dril-Quip, Inc. Form 10-K for the Fiscal Year Ended December 31, 2011 Filed February 27, 2012 File No. 1-13439

We are responding to a comment received from Mr. Karl Hiller, Branch Chief of the Division of Corporation Finance of the United States Securities and Exchange Commission, by letter dated September 11, 2012 to Dril-Quip, Inc. (the “Company”), regarding the Company’s Form 10-K for the fiscal year ended December 31, 2011, filed February 27, 2012 (the “Form 10-K”). We propose to address the Staff’s comment in this response letter and, on an ongoing basis, in our future annual and quarterly reports, rather than through an amendment of the Company’s Form 10-K.

We respectfully request that the Staff review our responses at its earliest convenience. Please advise us of any further comments as soon as possible. For your convenience, our response is prefaced by the Staff’s comment in bold text.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis

Results of Operations, page 35

1.	We note you disclose, under Special Items on page 36, that in 2010 you settled and paid total assessments of over $16 million related primarily to 2007 state tax on importation of goods to the State of Rio de Janeiro, Brazil. You further disclose that out of this total you recognized $7.8 million as an expense in your 2010 statement of income and considered the remaining $8.6 million as a prepaid tax that will be utilized to offset future liabilities for state taxes on the importation of goods, and that you are in the process of having these tax credits certified by the State of Rio de Janeiro.

However we note you disclose on page 64 that in December 2010 and January 2011 you were served with additional assessments collectively valued at $13 million (as of December 2011) from the State of Rio de Janeiro to cancel credits resulting from the importation of goods. You further disclose that you are vigorously contesting these assessments, that it is not possible to estimate a reasonably possible loss or range of loss that might result from an adverse judgment or settlement of these assessments, and accordingly, no liability has been accrued in conjunction with this matter.

Tell us whether the tax credits corresponding to the $8.6 million that you recorded as a prepaid tax are of the same nature as the credits that the State of Rio de Janeiro cancelled as disclosed on page 64. If they are, tell us why you do not believe that it would be more appropriate to recognize the $8.6 million payment you made as an expense, instead of prepaid tax, until recovery is deemed probable in accordance with FASB ASC 450-30.

Additionally, if you have already agreed to settle and pay the $16 million assessments, please explain why you do not believe there is a probable loss associated with the $13 million in additional assessments.

Response:

We respectfully acknowledge the Staff’s comment. The tax credits corresponding to the $8.6 million prepaid tax and the credits that the State of Rio de Janeiro seeks to cancel are of a similar nature in that they both arise from taxes paid in connection with the importation of goods to Brazil. However, different facts and circumstances for each matter result in different accounting considerations.

As background to the following discussion, please note that during the period from 2002 to 2007, our Brazilian subsidiary imported goods through the State of Espirito Santo, Brazil, and subsequently transferred them to its facility in the State of Rio de Janeiro. During this period, our Brazilian subsidiary paid taxes to the State of Espirito Santo on its imports and recorded them as a prepaid tax because the taxes paid to the State of Espirito Santo on importation could be used to reduce taxes owed on the ultimate sale of the goods in the State of Rio de Janeiro. Upon the subsequent sale of these goods, our Brazilian subsidiary collected taxes from customers and remitted them to the State of Rio de Janeiro. The ultimate tax amount that our Brazilian subsidiary paid to the State of Rio de Janeiro on the sale of the goods was offset by the amount of the taxes previously paid to the State of Espirito Santo in accordance with our understanding of the Brazilian tax system.

In August 2007, our Brazilian subsidiary was served by the State of Rio de Janeiro with assessments to collect a state tax on the importation of goods through the State of Espirito Santo for the period from 2002 to 2007. The State of Rio de Janeiro claimed that, under applicable law, taxes for our subsidiary’s imports from 2002 to 2007 should have been paid to it instead of to the State of Espirito Santo. We settled these assessments with payments totaling $16.1 million (comprised of $12.2 million in March 2010 and $3.9 million in December 2010) made directly to the State of Rio de Janeiro (the “Settlement Payments”). A portion of the Settlement Payments (approximately $7.8 million) was attributable to (i) penalties and interest and (ii) amounts due for periods for which the statute of limitations had expired. Accordingly, we recorded expense of $7.8 million in our 2010 statement of operations. The remainder of the Settlement Payments (approximately $8.6 million) generated credits that could be used to offset future state tax liabilities on sales to customers in Rio de Janeiro (the “Rio Credits”) and was recorded as a prepaid tax. The Rio Credits can be utilized by our Brazilian subsidiary to offset future state tax liabilities on sales to customers over a five-year period following an administrative process to have them certified. That process is currently ongoing. Based on communications with the taxing authorities for the State of Rio de Janeiro and our projected sales levels, we believed at the time the Rio Credits were recorded, and continue to believe, that it is probable that we will be able to utilize the Rio Credits prior to their expiration. We believe it is appropriate to reflect the Rio Credits as an asset in our financial statements because (i) the $8.6 million has already been paid to the State of Rio de Janeiro to generate credits to be available to reduce future tax obligations and (ii) we believe it is probable that our Brazilian subsidiary will utilize the Rio Credits.

In December 2010 and January 2011, our Brazilian subsidiary was served with assessments of approximately $13.0 million from the State of Rio de Janeiro to cancel credits associated with taxes paid to the State of Espirito Santo on the importation of goods (the “Santo Credits”). The Santo Credits were recorded from July 2005 to October 2007 in accordance with the procedures described in the second paragraph of our response and are not related to the Rio Credits discussed above. We have objected to this assessment regarding the Santo Credits on the grounds that it amounts to a double tax on our imports because it requires us to pay taxes to both the State of Rio de Janeiro and the State of Espirito Santo with respect to the importation of the same goods, and that we are entitled to take these credits under the Federal Constitution. We believe that the Santo Credits are valid and success in this matter is probable. In addition, we do not expect to incur any penalties or interest with respect to the Santo Credits, and no expiration of those credits is anticipated. Based on this analysis, we believe a loss in this matter is not probable and have disclosed that it is not possible to reasonably estimate the amount of loss or the range of possible losses that might result from an adverse judgment or settlement of these assessments. Accordingly, under ASC 450, we have not accrued any liability in conjunction with this matter.

Since late 2007, our Brazilian subsidiary has paid taxes on the importation of goods directly to the State of Rio de Janeiro, and we do not anticipate similar issues to exist for periods subsequent to 2007.

We propose to clarify our disclosure related to these matters in our future filings on Forms 10-K and 10-Q, updated as appropriate, beginning with our Form 10-Q for the quarter ended September 30, 2012.

October 11, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Mr. Karl Hiller

Re:	Acknowledgments Related to Dril-Quip, Inc.’s Response to the Staff’s Comment Letter dated September 11, 2012

Ladies and Gentlemen:

In response to the closing comments of the Staff of the Division of Corporation Finance contained in the letter dated September 11, 2012 from Mr. Karl Hiller, Branch Chief, with respect to the Annual Report on Form 10-K for the year ended December 31, 2011 of Dril-Quip, Inc. (the “Company”), filed February 27, 2012, the Company hereby acknowledges in connection with its response to the Staff’s comments that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DRIL-QUIP, INC.

By:	/s/ Jerry M. Brooks
Jerry M. Brooks
Vice President—Finance and Chief Financial Officer